Exhibit 99.1

Ucommune Announces Extraordinary General Meeting

BEIJING, October 8, 2026 (PRNewswire) — Ucommune International Ltd (Nasdaq: UK) (“we”, “Ucommune” or “the Company”) today announced that it will hold the extraordinary general meeting of shareholders (the “Meeting”) at 10 am on November 9, 2026, Beijing time (9 pm on November 8, 2026, U.S. Eastern time) at No. 12 Taiyanggong Middle Road, Guancheng Building, 10th Floor, Chaoyang District, Beijing 100028, People’s Republic of China. The Board of Directors of the Company has established the close of business on October 8, 2026, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof.

The purpose of the Meeting is to:

(1)    approve the following reverse share splits: if the official closing bid price per Class A Ordinary Share as reported by The Nasdaq Capital Market is below US$1.00 on each of three consecutive Trading Days (the “Price Trigger”), the Company shall determine the applicable consolidation ratio by selecting the highest ratio in the following descending order that is expected to leave the Company with at least 500,000 Publicly Held Shares immediately after the Share Consolidation: ten-for-one (10:1), eight-for-one (8:1), six-for-one (6:1), four-for-one (4:1), three-for-one (3:1), and two-for-one (2:1) (the applicable ratio, the “Selected Ratio”). “Publicly Held Shares” shall be determined in accordance with the applicable Nasdaq rules. If a 10:1 consolidation is expected to result in fewer than 500,000 Publicly Held Shares, the Selected Ratio shall move successively to 8:1, 6:1, 4:1, 3:1 and then 2:1 until the requirement is satisfied. If a 2:1 consolidation is also expected to result in fewer than 500,000 Publicly Held Shares, no consolidation shall be implemented pursuant to this resolution without further approval of the Board and the shareholders. At the Selected Ratio, every applicable number of issued or unissued shares of each class shall be consolidated into one share of the same class, the par value of each share shall be increased proportionately (the “Post-Consolidation Par Value”), and any fractional holding resulting from the consolidation shall be rounded up to the nearest whole share so that no fractional share shall arise (the “Share Consolidation”); and

(2)    increase the share capital of the Company: immediately following the Share Consolidation, the authorised share capital of the Company shall be increased by the creation of additional unissued Class A Ordinary Shares, Class B Ordinary Shares and Series A Preferred Shares, each of the applicable Post-Consolidation Par Value, so that the authorised share capital of the Company shall become the applicable amount set forth in Schedule 1 of the notice of the Meeting, for the applicable Share Consolidation ratio, divided into 1,000,000,000 shares, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares (the “Capital Increase”). The Capital Increase relates solely to authorised share capital of the Company and does not itself constitute an allotment or issuance of any shares by the Company.

ABOUT UCOMMUNE INTERNATIONAL LTD

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China. For more information, please visit Intelligent Group’s website: intelligentjoygroup.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,”

“continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

INVESTOR AND MEDIA CONTACTS

Ucommune International Ltd

ir@ucommune.com

SOURCE Ucommune International Ltd